

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Jeffrey L. Robins
Chief Executive Officer
Nu-Med Plus, Inc.
455 East 500 South, Suite 205
Salt Lake City, Utah 84111

>   **Re: Nu-Med Plus, Inc.**
>   **Registration Statement on Form 10**
>   **Filed September 20, 2012**
>   **File No. 000-54808**

Dear Mr. Robins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1.   Please clarify why you reasonably believe that you could produce the product that you describe. Address any intellectual property that you own relating to the product and any development steps that you have completed successfully. Your revised disclosure should clarify the nature and content of the lab you established, the substance of the development represented by completion of the initial design that you mention on page 12, and why you need to modify that design as you mention on page 12.

2.   Given the status of your potential product, please tell us why you believe you have a reasonable basis to make claims regarding cost savings like you do on page 3 and product quantity and pricing like you do at the top of page 4.

3.   Please replace the vague term, *recent,* with more specific information. For example, we note your reference to recent discoveries on page 3. You also refer to recent studies and publications in your document.

Organization, page 3

4.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Pulmonary Hypertension of the Newborn, page 4

5.   Please revise your reference to FDA approval in this section to make clear whether you are referring to approval of your proposed product.

6.   Throughout your document where you refer to results of experiments or studies, like you do here and in the next four paragraphs, please provide sufficient information for

investors to evaluate the significance of your disclosure. For example, it is unclear when the study that you cite in this section was completed, whether you conducted the study, whether the study was independent and statistically significant or objective, and whether any material contrary data exists. Also, where you refer to results of clinical trials, ensure that your revised disclosure clarifies why the data is not sufficient for you to have obtained FDA approval of your proposed product.

Safety and Cost-Effectiveness of Inhaled NO in the Newborn, page 4

7.   Refer to footnote 41 and the related text in Release 34-42728 (April 28, 2000) regarding your obligations when you include internet addresses in your document. Please file the information included at the linked internet addresses as explained in the footnote.

Regulations, page 5

8.   In an appropriate section of your document, please describe the effect of insurance and government reimbursement policies on your business. Also add appropriate risk factors.

9.   Please clarify which regulatory class includes your potential product. Also disclose clearly the status of the approval of your potential product.

Item 1A. Risk Factors, page 8

10.   Please tell us why you have not included a risk factor regarding the environmental impact of nitric oxide.

11.   Please add a risk factor to explain the reasons for and effect of the language in your auditor's report about your ability to continue as a going concern.

Investors will not have cumulative voting and will not be able to elect directors based on the percentages of ownership, page 9

12.   Please note that this registration statement does not register an offering of securities. Please revise your reference to "shares offered hereunder" accordingly.

Item 2. Financial Information

Summary of Financial Information, page 10

13.   Please amend to clarify that the net loss referenced in the second sentence of the first paragraph refers to the period from inception through December 31, 2011. Please also revise your columnar heading to indicate that the data is for the period from inception (October 19, 2011) through December 31, 2011. Similarly, please correct your reference

to the year ended December 31, 2011 on page 11 in the first paragraph under Critical Accounting Policies and Estimates.

Liquidity and Capital Resources, page 12

14.   Your disclosure that you anticipate the need for additional capital as you move forward with your business plan is overly vague. Please amend to discuss with more specificity any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the company's liquidity increasing or decreasing in any material way. For example, if you have identified a material deficiency, you should indicate the course of action that you have taken or propose to take to remedy the deficiency.   Refer to Item 303 of Regulation S-K.

15.   Further, please revise your disclosure to discuss liquidity on both a long-term and short-term basis. Include disclosure that is consistent with your disclosure elsewhere in the filing, such as your disclosure on page F-7, which states that the company anticipates that the funds received during the first quarter of 2012 will not be sufficient and additional funding will be required in order to meet the planned expenditures for development, operations, and administrative cost over the next 12 months. Similarly, disclose that planned expenditures are approximately $100,000 and that there are factors which raise substantial doubt about the company's ability to continue as a going concern. Refer to Item 303 of Regulation S-K.

Results of Operations, page 12

16.   We note your disclosure that you have issued 7,860,512 common shares of stock in exchange for services that, according to page 17, you will be receiving through 2016.

- Please disclose the services you will be receiving for the common shares and how you determined the periods over which the consultants and contractors will provide those services;

- Please tell us the names of the consultants and contractors to whom you issued those shares and the nature of any related party relationships;

- Please discuss the method you will use to measure the amount of amortization each reporting period; and

- Please provide us your analysis of whether Regulation S-K Item 601(b)(10) requires that you file the service contracts as exhibits to this registration statement. If you believe the agreements need not be filed as exhibits, please provide copies of the agreements to us.

Item 3. Properties, page 13

17.   The suite you disclose that you lease appears to be the suite occupied by a law firm. Please tell us how this suite also functions as your principal executive offices.

Item 5. Directors and Executive Officers

Management, page 14

18.   Please tell us how you ensured that your disclosure in response to Regulation S-K Item 401(e) is complete. We note for example that you do not disclose Mr. Robins' role as Asta Ltd.'s COO.

19.   Please revise your disclosure regarding Mr. Moon's experience to clarify when during the past five years he held the disclosed positions. Also, where your disclosure about his role with Reflect Scientific differs from that company's disclosure about his role, please tell us the reasons for the differences.

20.   We note your disclosure in the second paragraph on page 15 that "none of your officers and directors have not" been involved in the activities mentioned. Given the double negative, your disclosure appears to be indicating that all of your officers and directors have been involved in those activities. Please clarify.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

21.   Please provide the disclosure required by Regulation S-K Item 407(a).

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Possible Sale of Common Stock Pursuant to Rule 144, page 17

22.   We note your disclosure that "Rule 144 would not be available until at least one year." Please clarify when that one-year period begins. Ensure that your response reflects that you have not yet received the consideration for some of the securities as you mention on page F-19.

Item 11. Description of Registrant's Securities to be Registered

Common Stock, page 17

23.   Please identify the "certain matters" mentioned in the last sentence of the first paragraph of this section. Also disclose the vote required for those matters.

24.   Please describe how the board's ability to designate series of shares and determine the rights of the series as mentioned in Article III of exhibit 3.01 could affect the rights of common stockholders without the vote of those stockholders. Also, if section 2.11 of your bylaws can be revised by your board of directors or in any manner other than by a vote of a majority or more of your outstanding shares, please explain the potential effect on the rights of your stockholders.

25.   Please refer to Article IV of exhibit 3.01. Please tell us the extent to which section 61-6-10 of the Utah Code would apply to your shareholders.

Item 12. Indemnification of Directors and Officers, page 18

26.   You may not qualify your disclosure by reference to statutes. Please revise the last paragraph of this section accordingly.

Item 13. Financial Statements and Supplementary Data, page 19

27.   Please refer to Rule 8-08 of Regulation S-X and provide updated financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Victor Schwarz